Filed pursuant to Rule 424(b)(3)

Registration No. 333-132911

PRICING SUPPLEMENT

(To MTN prospectus supplement,

general prospectus supplement

and prospectus each dated March 31, 2006)

Pricing Supplement Number: 2566

4,050,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes

Linked to the Nasdaq-100® Index

due October 9, 2007

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who are seeking exposure to the Nasdaq-100 Index (index symbol “NDX”), willing to forego interest payments on the Notes and willing to accept a return that may be less than the principal amount of their Notes and that will not exceed the limit described in this pricing supplement.

•   There will be no payments prior to the maturity date; and we cannot redeem the Notes prior to the maturity date.

•   The Notes have been approved for listing on The Nasdaq Global Market under the trading symbol “ARRQ”. We make no representation, however, that the Notes will remain listed for the entire term of the Notes.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the
CUSIP No.: 59021V219.

•   The settlement date for the Notes is expected to be August 8, 2006.

Payment on the maturity date:

•   The amount you receive on the maturity date will be based upon the direction of and percentage change in the level of the Nasdaq-100 Index over the term of the Notes:

•   If the value of the Nasdaq-100 Index has increased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by triple the percentage increase of the Nasdaq-100 Index, up to a maximum total payment of $11.68 per unit, as described in this pricing supplement.

•   If the value of the Nasdaq-100 Index has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and, as a result, you may receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$40,500,000
Underwriting discount (1)	$.20	$810,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$39,690,000

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is August 2, 2006.

The Nasdaq 100®, Nasdaq 100 Index® and Nasdaq® are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill Lynch & Co., Inc.

Pricing Supplement

Medium-Term Notes, Series C Prospectus Supplement

(the “MTN prospectus supplement”)

Debt Securities, Warrants, Preferred Stock,

Depositary Shares and Common Stock Prospectus Supplement

(the “general prospectus supplement”)

Prospectus

Page
Where You Can Find More Information	2
Incorporation of Information We File With the SEC	2
Experts	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Notes Linked to the Nasdaq-100 Index due October 9, 2007 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Nasdaq-100 Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October 9, 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Global Market tier of The Nasdaq Stock Market (the “Underlying Stocks”). The Index is currently calculated and published by The Nasdaq Stock Market, Inc. (“Nasdaq”). As of July 31, 2006, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: technology (55.37%); consumer services (18.33%); health care (15.25%); industrials (6.24%); consumer goods (2.65%); telecommunications (1.43%); oil & gas (0.38%); and basic materials (0.35%). The identity and capitalization weightings of the five largest companies represented in the Index as of July 31, 2006, were as follows: Microsoft Corporation (6.57%); Apple Computer, Inc. (6.28%); QUALCOMM Incorporated (5.55%); Google Inc. (3.94%); and Cisco Systems, Inc. (3.03%). For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

We have included a graph showing the year-end closing levels of the Index for each year from 1986 to 2005 and a table and a graph showing the historical month-end closing levels of the Index from January 2001 through July 2006, in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the direction of and percentage change in the level of the Index over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value - Starting Value Starting Value	))	;

provided, however, the Redemption Amount will not exceed an amount equal to $11.68 per unit (the “Capped Value”).

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value Starting Value	)

The “Starting Value” equals 1500.48, the closing level of the Index on the on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 16.8% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the level of the Index declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations, reflecting the Capped Value of $11.68 per unit.

Example 1—The hypothetical Ending Value is 50% of the Starting Value:

Starting Value: 1500.48

Hypothetical Ending Value: 750.24

$10 ×	(750.24)	= $5.00
1500.48

Redemption Amount (per unit) = $5.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 1500.48

Hypothetical Ending Value: 1545.49

$10 +	($30 ×	(1545.49 - 1500.48))	= $10.90
1500.48

Redemption Amount (per unit) = $10.90

Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value: 1500.48

Hypothetical Ending Value: 2250.72

$10 +	($30 ×	(2250.72 - 1500.48))	= $25.00
1500.48

(Redemption Amount cannot be greater than the Capped Value)

Redemption Amount (per unit) = $11.68

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes have been approved for listing on The Nasdaq Global Market under the trading symbol “ARRQ”. We make no representation, however, that the Notes will remain listed for the entire term of the Notes. You should also be aware that the listing of the Notes on The Nasdaq Global Market will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of 16.8% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Index declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the Index and received the dividends paid on those stocks, if any, because the value of the Index is calculated by reference to the prices of the Underlying Stocks without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes have been approved for listing on The Nasdaq Global Market under the trading symbol “ARRQ”. We make no representation, however, that the Notes will remain listed for the entire term of the Notes. You should also be aware that the listing of the Notes on The Nasdaq Global Market does not ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes which may affect the price you receive if you do not wish to hold your investment until the stated maturity date.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the original public offering price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, the fact that the $10 original public offering price per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in the volatility of the Index is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on October 9, 2007. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021V219.

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10 +	($30 ×	(	Ending Value - Starting Value Starting Value	))	;

provided, however, the Redemption Amount will not exceed an amount equal to $11.68 per unit (the “Capped Value”).

(ii) If the Ending Value is equal to or less than the Starting Value:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” equals 1500.48, the closing level of the Nasdaq-100 Index (the “Index”) on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the AMEX and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor indices are calculated and published.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value of 1500.48 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 0.48% per annum, as more fully described below.

The table below includes a Capped Value of $11.68.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Underlying Stocks (1)(2)
750.24	-50.0%	5.00	-50.00%	-51.28%	-50.71%
900.29	-40.0%	6.00	-40.00%	-39.23%	-38.69%
1,050.34	-30.0%	7.00	-30.00%	-28.28%	-27.76%
1,200.38	-20.0%	8.00	-20.00%	-18.19%	-17.69%
1,275.41	-15.0%	8.50	-15.00%	-13.42%	-12.93%
1,350.43	-10.0%	9.00	-10.00%	-8.81%	-8.32%
1,410.45	-6.0%	9.40	-6.00%	-5.22%	-3.85%
1,440.46	-4.0%	9.60	-4.00%	-3.46%	-2.98%
1,470.47	-2.0%	9.80	-2.00%	-1.72%	-1.24%
1,500.48(3)	0%	10.00	0.00%	0.00%	0.48%
1,530.49	2.0%	10.60	6.00%	5.04%	2.18%
1,560.50	4.0%	11.20	12.00%	9.93%	3.86%
1,590.51	6.0%	11.68(4)	16.80%	13.72%	4.69%
1,650.53	10.0%	11.68	16.80%	13.72%	8.79%
1,725.55	15.0%	11.68	16.80%	13.72%	12.78%
1,800.58	20.0%	11.68	16.80%	13.72%	16.68%
1,950.62	30.0%	11.68	16.80%	13.72%	24.20%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 8, 2006 to October 9, 2007, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 0.48% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time The Nasdaq Stock Market, Inc. (“Nasdaq”) makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the Underlying Stocks trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on any exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange

Commission of similar scope as determined by the calculation agent, will be considered “material”.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If Nasdaq discontinues publication of the Index and Nasdaq or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Nasdaq or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Nasdaq discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Nasdaq discontinues publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nasdaq as stated in these sources and these policies are subject to change at the discretion of Nasdaq. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

General

The Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Global Market tier of the Nasdaq. The Index was first published in January 1985 and includes companies across a variety of major industry groups. As of July 31, 2006, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: technology (55.37%); consumer services (18.33%); health care (15.25%); industrials (6.24%); consumer goods (2.65%); telecommunications (1.43%); oil & gas (0.38%); and basic materials (0.35%). The identity and capitalization weightings of the five largest companies represented in the Index as of July 31, 2006, were as follows: Microsoft Corporation (6.57%); Apple Computer, Inc. (6.28%); QUALCOMM Incorporated (5.55%); Google Inc. (3.94%); and Cisco Systems, Inc. (3.03%). Current information regarding the market value of the Index is available from the Nasdaq as well as numerous market information services.

The Index share weights of the component securities of the Index at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock’s influence on the level of the Index is directly proportional to the value of its Index share weight.

Computation of the Index

Underlying Stock Eligibility Criteria and Annual Ranking Review

Initial Eligibility Criteria

To be eligible for initial inclusion in the Index, a security must be listed on the Nasdaq and meet the following criteria:

•	the security must be listed on The Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume on the Nasdaq of at least 200,000 shares;

•	if the security is of a foreign issuer (a foreign issuer is determined based on its country of incorporation), it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

•	only one class of security per issuer is allowed;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being Index eligible;

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

•	the security must have “seasoned” on the Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

•	if the security would otherwise qualify to be in the top 25% of the securities included in the Index by market capitalization for the six prior consecutive month ends, then a one-year “seasoning” criteria would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the Index the following criteria apply:

•	the security must be listed on The Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained that listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process;

•	if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading, as measured annually during the ranking review process;

•	the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the Index effective after the close of trading on the third Friday of the following month; and

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These Index eligibility criteria may be revised from time to time by the Nasdaq without regard to the Notes.

The Index securities are evaluated on an annual basis, except under extraordinary circumstances which may result in an interim evaluation, as follows (this evaluation is referred to herein as the “Ranking Review”). Securities listed on the Nasdaq Stock Market which meet the applicable eligibility criteria are ranked by market value. Index-eligible securities which are already in the Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index that have the largest market capitalization. The data used in the ranking includes end of October NASDAQ market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December and replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index security is no longer traded on the Nasdaq, or is otherwise determined by the Nasdaq to become ineligible for continued inclusion in the Index, the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Index eligibility criteria listed above.

In addition to the Ranking Review, the securities in the Index are monitored every day by the Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. The Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 5.0%, that change is made to the Index on the evening prior to the effective date of that corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all those changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the Index share weights for those underlying stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in those Index securities. Ordinarily, whenever there is a change in the Index share weights or a change in a component security included in the Index, the Nasdaq adjusts the divisor to assure that there is no discontinuity in the level of the Index which might otherwise be caused by any of those changes.

Rebalancing of the Index

The Index is calculated under a “modified capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Index by a few large stocks); (3) reduce Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Index securities from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with the Nasdaq’s quarterly scheduled weight adjustment procedures, the Index securities are categorized as either “Large Stocks” or “Small Stocks” depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Index (i.e., as a 100-stock index, the average percentage weight in the Index is 1.0%).

This quarterly examination will result in a Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Index security must be less than or equal to 24.0% and (2) the “collective weight” of those Index securities whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Index.

If either one or both of these weight distribution requirements are not met upon quarterly review, or the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Index security exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the “collective weight”, so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that the smaller the Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each of the Index securities are set, the Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September and December. Changes to the Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December and an adjustment to the Index divisor will be made to ensure continuity of the Index.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Index share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Index components. In those instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

Historical data on the Index

The following graph sets forth the closing levels of the Index on the last business day of each year from 1986 through 2005. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

The following table sets forth the closing level of the Index at the end of each month in the period from January 2001 through July 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	2,593.00	1,550.17	983.05	1,493.08	1,519.63	1,710.75
February	1,908.32	1,359.22	1,009.74	1,470.38	1,511.02	1,670.57
March	1,573.25	1,452.81	1,018.66	1,438.41	1,482.53	1,703.66
April	1,855.15	1,277.07	1,106.06	1,401.36	1,420.79	1,700.71
May	1,799.89	1,208.34	1,197.89	1,466.22	1,542.63	1,579.58
June	1,830.19	1,051.41	1,201.69	1,516.64	1,493.52	1,575.23
July	1,683.61	962.11	1,276.94	1,400.39	1,605.14	1,509.43
August	1,469.70	942.38	1,341.20	1,368.68	1,581.71
September	1,168.37	832.52	1,303.70	1,412.74	1,601.66
October	1,364.78	989.54	1,416.39	1,486.72	1,579.18
November	1,596.05	1,116.10	1,424.25	1,571.50	1,672.56
December	1,577.05	984.36	1,467.92	1,621.12	1,645.20

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

Nasdaq and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Index in connection with certain securities, including the Notes.

The license agreement between Nasdaq and ML&Co. provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NASDAQ 100 Index® to track general stock market performance. The Corporations’ only relationship to ML&Co. is in the licensing of the NASDAQ 100®, NASDAQ 100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ 100 Index® which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Notes. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the NASDAQ 100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and tax treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a

Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized and treated as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization or tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-14
Calculation Agent	PS-6
Calculation Day	PS-11
Calculation Period	PS-11
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-11
Market Disruption Event	PS-13
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-14
Underlying Stocks	PS-3

4,050,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes®

Linked to the Nasdaq-100® Index

due October 9, 2007

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

August 2, 2006